August 23, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Spade Acquisition II Co
Registration Statement on Form S-1
File No. 333-280385

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Clear Street LLC and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, as representatives of the underwriters of the offering, hereby join the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on August 23, 2024 at 12:30 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through August 23, 2024, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated August 20, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CLEAR STREET LLC

By:	/s/ Ryan J. Gerety
Name:	Ryan J. Gerety
Title:	Managing Director, Investment Banking

COHEN & COMPANY CAPITAL MARKETS,
A DIVISION OF J.V.B. FINANCIAL GROUP, LLC

By:	/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director; Head of Capital Markets